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                               November 4, 2022

       Bethany M. Owen
       Chair, President and Chief Executive Officer
       ALLETE, Inc.
       30 West Superior Street
       Duluth, MN 55802

                                                        Re: ALLETE, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 26, 2022
                                                            File No. 001-03548

       Dear Bethany M. Owen:

              We have reviewed your October 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2022 letter.

       Response dated October 26, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       36

   1. Your response to prior comment 2 does not appear to provide information regarding future capital
expenditures for climate-related projects. Please tell us about and quantify climate-related capital
expenditures made during 2022 and amounts budgeted for future periods.
 Bethany M. Owen
FirstName LastNameBethany M. Owen
ALLETE, Inc.
Comapany 4,
November  NameALLETE,
             2022        Inc.
November
Page 2    4, 2022 Page 2
FirstName LastName
2. In response to prior comment 4, you state that you "have experienced increasing rates and deductibles for property insurance, and lower sub-limits for natural perils such as flooding and severe storms, with a larger impact at wind energy facilities located in areas more susceptible to these weather events." Tell us how you considered providing disclosure regarding these changes and future period weather-related impacts to the cost or availability of insurance.
      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation